July 27, 2006

VIA EDGAR

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:                               Scientific Games Corporation
Form 10-K for the Year Ended December 31, 2004
filed March 16, 2005

                                                Form 8-K filed March 1, 2006
File No. 0-13063

Dear Mr. Wilson:

Reference is made to the letter dated June 28, 2006 (the “Comment Letter”) from the Staff of the Division of Corporation Finance to Mr. A. Lorne Weil, Chief Executive Officer of Scientific Games Corporation (the “Company”), setting forth the Staff’s comments regarding the filing referenced above.  As previously discussed, the Company undertook to respond to those comments by today.

Accordingly, this letter contains the Company’s responses to the Staff’s comments in the Comment Letter.  The paragraph numbers of the Company’s responses correspond to the numbers appearing next to the Staff’s comments as set forth in the Comment Letter.

We are also sending you a copy of this letter by Federal Express.

We trust that the following responses will fully address the Staff’s comments as set forth in the Comment Letter.  If you have any questions or comments regarding the Company’s responses, please do not hesitate to contact me.

Very truly yours,

/s/DeWayne E. Laird

DeWayne E. Laird

Vice President and Chief Financial Officer

cc:                                 Mr. A. Lorne Weil
Chief Executive Officer

Scientific Games Corporation

Form 10-K for the Year Ended December 31, 2004

Item 8: Financial Statements and Supplementary Data

Note 1. Description of the Business and Summary of Significant Accounting Policies

(k) Revenue Recognition, page 66

1.             We note your response to our previous comments 2 and 5 where you indicate that you establish vendor-specific objective evidence (VSOE) of fair value for post-contract customer support (“PCS”) based on the stated renewal approach, or the price a customer will be required to pay when it is sold separately. Tell us how you considered paragraph 10 of SOP 97-2 in establishing VSOE of fair value. In your response please address the following with regard to each type of contract where you use stated PCS renewal rates to establish VSOE:

•      For any arrangements where the PCS has not been sold separately tell us how you concluded that it is possible that the price for PCS will not change from the renewal amount stated in the contract.

Response:

We consider paragraph 10 of SOP 97-2 by reviewing our sales history to validate whether we have maintained a pattern of agreeing on the price to be charged for PCS in our customer contracts and then renewing our PCS arrangement at that agreed-upon rate. Our history of selling PCS over several years (we have sold PCS since 1996) provides the basis for our conclusion that once we establish pricing for PCS it is probable that the price will not change when that PCS is sold separately upon renewal.

•      Confirm to us that your contracted renewal rates are substantiated by actual renewals and are not renegotiated or materially changed.

Response:

We confirm that our contracted renewal rates are substantiated by actual renewals and are not renegotiated or materially changed.

•      Tell us the amounts, or range of amounts, stated in your contracts for renewal rates in absolute dollars and as a percentage of the total arrangement consideration.

Response:

Software maintenance renewal rates range from $252,000 to $704,000 which represents from 12% to 15% of the total contact value. The software maintenance renewal amounts and rates depend on the size and the complexity of the software development project and the type of maintenance services requested. Hardware maintenance renewal rates range from $188,000 to $442,000 which represents 13% to 18% of the total contract value and depend on the amount and type of hardware required for the contract.

•      For each of your arrangements that recognize revenue under the percentage of completion, i.e. sale of lottery systems, perpetual licensing of customized lottery software, sale of pari-mutuel wagering systems, perpetual licensing of customized pari-mutuel software, tell us what consideration you have given to the disclosures recommended by Appendix C of SOP 81-1.

Response:

We have reviewed Appendix C of SOP 81-1 and will modify our revenue recognition Note beginning with our June 30, 2006 Form 10-Q, as follows:

For the revenue streams that are recognized on the percentage of completion method (e.g. revenue from the sale of lottery and pari-mutual wagering systems and the perpetual licensing of customized lottery and pari-mutual software), the Company measures progress toward completion based on the ratio of costs incurred to the estimated costs to complete. The Company measures costs incurred toward completion on a contract using an input method of labor hours. Under the labor-hours method, the extent of progress is measured by the ratio of hours performed to date to estimated total hours at completion.

2.             We note your response to prior comment 3 in your letter dated March 29, 2006 and your response to comment 7 in your letter dated October 27, 2005. The liquidated damages are outside of the scope of FTB 90-1 which addresses extended warranty and product maintenance contracts. The damages are incurred after the execution of the contract and are therefore not direct contract acquisition costs as described in paragraph 4 of FTB 90-1. You indicate in your response that certain elements of the installation costs, which relate to the missed milestone events, are analogous to contract accounting. Since the liquidated damages are incurred to compensate your customer for missed milestones under a contract accounting model the relevant accounting model to account for these costs appears to be SoP 97-2 paragraphs 74-91 and SoP 81-1. We do not see the basis for viewing these damages as costs related to reducing revenues during the period of providing ongoing services. Those services are provided beyond the completion of the installation part of the contract and are unrelated to installation milestones presumably accounted for under a contract accounting model. The revenue recognition accounting model that the liquidating damages relate to are the installation efforts accounted for under SoP 81-1 contract accounting and it appears to the staff that these costs should be expensed in the period incurred.

Response:

We account for online lottery contracts as long-term service contracts using a proportional performance method. These contracts are not accounted for under a contract accounting model pursuant to SoP 97-2 paragraphs 74-91 and SoP 81-1 as these contracts are not within the scope of the SoP. We believe that because there is no literature that directly addresses the accounting for installation costs, including liquidated damages, incurred during the installation phase of a long-term service contract, the accounting for them should be based on analogies to other literature.

We believe that Topic 13A3f, question 3 allows us to analogize the capitalization of liquidated damages to the capitalization of incremental directs costs incurred prior to generating revenue to the accounting models of FTB 90-1 and SFAS 91.

Under FTB 90-1 and SFAS 91 the only costs eligible for deferral are those costs directly related to a particular revenue arrangement. Both SFAS 91 and FTB 90-1 provide descriptions of the costs considered eligible for deferral. Although the models are slightly different, their goal is the same – to identify those costs so closely related to the revenue from a contract that they should be recognized when the revenue is recognized.

Our installation costs are analogous to origination costs as described by Statement 91 or acquisition costs as described by FTB 90-1, which are costs incurred prior to beginning of providing services but are direct and incremental costs to fulfill the services. Specifically paragraph 12 of FTB 90-1 states:

This Technical Bulleting concludes that acquisition costs should be identified consistent with guidance in paragraph 6 of Statement 91, which defines acquisition costs in terms of incremental direct costs. Therefore, only the additional costs incurred because a contract is sold are incremental direct acquisition costs under this Technical Bulletin.

By way of background, state lottery organizations generally select an online lottery vendor following the issuance of a formal Request for Proposal, or RFP, which outlines the vendor’s contractual obligations as well as the services to be delivered. Following an extensive bidding process, the vendor is selected and a contract, including the RFP and the vendor’s responses thereto, becomes part of the governing contract under which the vendor’s performance is evaluated. Lottery contracts include specifications governing the initial delivery and acceptance of the software, as well as the initial delivery of the point-of-sale terminals, computer hardware, and communications equipment.

If prior to the commencement of online lottery services, the Company fails to deliver the software to the lottery organization for testing on the prescribed date, the lottery can assess charges against the Company under the contract; or if the Company fails to deliver and install the point-of-sale terminals or the communications system at each of the selected retail locations on the prescribed dates, the lottery can assess charges against the Company under the contract. In many instances, the failure by the Company to complete an element of the contract on the specified date may or may not be the direct fault of the Company and it is not unusual for us to decide that it is more cost effective to miss the deadline and negotiate a settlement of potential liquidated damages than to dedicate more resources to meeting the deadlines. When and if the lottery chooses to assess charges against the Company, the Company and the lottery then enter into extensive negotiations before the parties ultimately agree to a negotiated amount of charges. These agreed upon charges are nearly always determined well after the initial launch of the online lottery service, are usually relatively minor amounts when compared to the total investment being made by the Company in order to fulfill the lottery contract and are then deducted by the lottery from revenues otherwise owed the Company pursuant to the terms of the contract.

These liquidated damage charges are directly related to the initial costs of providing the system for the customer to operate a lottery and for us to fulfill our obligations under the contract. Had we elected, we could have incurred even higher costs in order to meet the specified target dates, such as replacing an under performing third-party vendor or negotiating with our vendor to accelerate the timing of delivery of services. In such instances, the incremental cost would have been considered a capitalizable cost as those cost would also be direct and incremental charges of the contract.

Conversely, if these liquidated damage charges were expensed at or prior to the commencement of the revenue earning activities under the contract, reported gross margins would be higher over the term of the contract and, in our view, would fail to properly match revenue and the direct costs of generating those revenues. We believe that expensing the liquidated damages prior to recognizing revenues is inconsistent with the economics of the contract, since these costs are a direct reduction to the contract’s gross margin.

Capitalized liquidated damage charges are amortized over the life of the contract as a reduction of revenues otherwise earned under the contract. We have adopted this treatment because we believe that liquidated damage charges are akin to “ consideration or concession given by a vendor to a customer” as discussed in EITF 01-9.

In EITF 01-9, the Task Force reached a consensus that consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.     The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

b.     The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.

Neither of these conditions is met since we do not receive an identifiable benefit (goods or services) in exchange for our liquidated damage payments. Based on the guidance in EITF 01-9, we believe that it is appropriate to record liquidated damages incurred during the start-up period as a reduction of post go-live revenue.

Additionally, we note that EITF 01-9 does not address when to recognize consideration given by a vendor to a customer in the vendor’s income statement. Paragraph 21 of EITF 01-9 states, in part:

…The Task Force observed that if consideration given by a vendor to a reseller initially is recognized as an asset by the vendor, subsequent income statement characterization of that consideration would be determined in accordance with the guidance in Issues 1 and 2.

We have looked at a variety of guidance and have concluded that our policy of capitalizing liquidated damages incurred during the installation of a lottery system is acceptable. We have discussed the accounting treatment of liquidated damages incurred during the installation of a lottery contract with the National Offices of our current auditors, Deloitte & Touche LLP, and our former auditors, KPMG LLP, and they concur with our accounting treatment.

As discussed, our deferred installation costs include labor and travel costs of internal and external personnel used to set up a revenue arrangement, including installation of computer hardware, communications networks, point of sale terminals, facilities wiring, and training which enable us to perform under the terms of the contract. We also capitalize any liquidated damage charges as deferred installation costs as they are incurred under the terms of the lottery service contract based on the milestones in the installation contract.

With respect to accounting for deferred installation activities, we follow the guidance set forth in SFAS 91. The methodology in SFAS 91 requires capitalization of incremental direct costs related to a successfully completed arrangement or contract. The labor and travel and liquidated damages amounts paid are a direct result of the contract and are incremental to our operating costs absent the contract.

As discussed, we amortize our deferred installation costs on the straight-line basis over the life of the contract. In a lottery service contract, our revenue is recognized as a stated percentage of the amount of retail sales of lottery tickets sold to the public by the lottery authority. Although historical evidence supports the expectation that revenue over the life of the contract will be sufficient to recover our invested capital, it is not possible to accurately estimate the aggregate amount and timing of the retail sales of lottery tickets and our related revenue over the seven to ten year life of the contract. Therefore, we amortize deferred installation costs on a straight-line basis over the life of the contract.

3.             Regarding your software system sales arrangements tell us why paragraph 12 of SoP 97-2 is the appropriate revenue guidance for the hardware product services for point of sale terminals and computer hardware.

Response:

Our reference to paragraph 12 was in the context of explaining the authoritative literature which supports our policy of recognizing maintenance revenues ratably over the contract service period. We should have referred to paragraph 57 of SoP 97-2 rather than paragraph 12.

4.             Tell us how you recognize service or warranty revenue related to terminal sales contracts if any. Tell us if you apply FTB 90-1 for extended warranty and maintenance agreements for these or any other hardware offerings.

Response:

We do not have any extended warranty agreements. We have only two immaterial contracts with customers that have purchased product maintenance agreements on terminals which they purchased from us. We recognize revenue from product maintenance services related to terminal sales contracts on a straight-line basis over the contract period in accordance with FTB 90-1.

Form 8-K, filed March 1, 2006

Item 2.02 Results of Operations and Financial Condition

5.             We note your response to our prior comment 8 where you indicate that you revised disclosures according in the Form 8-K filed March 1, 2006. Please explain to the Staff how your revised disclosures address Questions 8, 9 and 11 of the Division’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued June 13, 2003. For example please explain and/or disclose the following:

•      The material limitations associated with each measure or the manner in which management compensates for such limitation.

Response:

We have considered Questions 8, 9 and 11 of the Division’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued June 13, 2003. As set forth in Item 2.02 of our Form 8-K, EBITDA, adjusted EBITDA and non-GAAP adjusted financial measures should not be considered in isolation or as a substitute for net income or net income per share prepared in accordance with GAAP. In addition, EBITDA and non-GAAP adjusted financial measures as used by the Company may differ from similarly titled measures presented by other companies. However, management believes that such non-GAAP financial measures, which are presented as supplemental disclosures, are useful to investors to provide them with disclosures about the core/underlying operations of the Company and help them evaluate the Company’s operating performance. The Company’s management uses these adjusted financial measures in conjunction with GAAP financial measures to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of the Company and its business units. The Company’s management believes that certain adjustments to net income enhance the Company’s evaluation of its performance, and are not pertinent to day to day operational decision making in the business.

•      Explain the nature and amounts comprising the “other expense” added back to the fourth quarters and fiscal years EBITDA for 2004 and 2005.

Response:

The “other expense” line item, included in the reconciliation of net income before preferred stock dividend to EBITDA is comprised of the following items, as disclosed in the Consolidated Statement of Operations:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2005	2004	2005
Other Expense:
Debt restructuring charge	$16,868	—	16,868	478
Equity in loss of joint venture	6,060	242	6,060	1,713

Other (income) expense	(659)	(184)	(748)	(1,349)

Total other expense	$22,269	58	22,180	842

•      Explain the nature of the fourth quarters and fiscal years 2004 and 2005 additions for Racing, Lottery and Corporate unusual charges to arrive at “adjusted EBITDA.”

Response:

Unusual Racing Group charges in the fourth quarter and twelve months of 2004 in the amount of $3.091 million reflect adjustments identified in the fourth quarter of 2004 during completion of the initial Sarbanes-Oxley review including revisions to the allowance for doubtful accounts, inventory reserves and various accruals as disclosed in Item 9A of our Annual Report on Form 10-K for the Year Ended December 31, 2004.

Unusual Racing charges in the fourth quarter and twelve months of 2005 in the amount of $.6 million and $5.721 million, respectively, reflect charges incurred and accrued in accordance with GAAP in connection with the operational restructuring of this division as disclosed in Item 7. of our Annual Report on Form 10-K for the Year Ended December 31, 2005. Such charges included costs associated with the consolidation of 17 North American computer operations into two data centers, the integration of four European racing operations into the Company’s headquarters in Essen, Germany; and the discontinuance of certain unprofitable racing-related business in Latin America, Eastern Europe and Africa.

Unusual Lottery Group charges in the fourth quarter of 2005 in the amount of $6.474 million includes a non tax-deductible charge of $1.658 million incurred in the fourth quarter of 2005 in connection with a purchase price earn-out on the Honsel acquisition as disclosed in Item 7. of our Annual Report on Form 10-K for the Year Ended December 31, 2005; $3.0 million of legal, consulting and severance costs incurred in the fourth quarter of 2005 in connection with certain compliance matters in North Carolina, Chile and New Jersey as disclosed in Item 7. of our Annual Report on Form 10-K for the Year Ended December 31, 2005; $.915 million of start-up expenses incurred during the fourth quarter of 2005 relating to the opening of our new instant ticket production facility in the UK ; and $.900 million of start-up costs incurred in the fourth quarter of 2005 due to the new contract launch in Catalonia, Spain.

Unusual Lottery Group charges in the twelve months of 2005 in the amount of $8.682 million include the Lottery Group items identified above plus $2.207 million of charges related to instant ticket manufacturing defects that required the write-off of inventory.

Unusual Corporate charges in the fourth quarter and twelve months of 2005 in the amount of $12.363 million reflect the non-cash charge incurred in the fourth quarter of 2005 to termination of the Supplemental Executive Retirement Program as discussed in Note 16 and Item 7. of our Annual Report on Form 10-K for the Year Ended December 31, 2005.

•      Explain the relationship both by nature and amounts of the fourth quarter items disclosed on page 2 of the press release to the adjustment amounts noted in your “reconciliation of net income before preferred stock dividends to adjusted EBITDA” and your “calculation of non-GAAP adjusted net income” on page 13. Explain why these charges are considered unusual and “not directly attributable to your underlying operating performance.”

Response:

As disclosed on page 2 of the press release, the first bullet point regards the unusual Corporate charge as noted in adjusted EBITDA and adjusted net income reconciliations; the second, third, fourth and fifth bullets regard unusual Lottery Group charges as noted in the adjusted EBITDA and adjusted net income reconciliations; and the sixth bullet regards the unusual Racing Group charge as noted in the adjusted EBITDA and adjusted net income reconciliations.

The Company believes that all of these items are unusual in nature with respect to the underlying nature of the item being presented because they are not predictive of the underlying operating performance of the business. We consider the $12.4 million charge to terminate the SERP unusual because it is unique, one-time occurrence. We consider the non tax-deductible charge of $1.658 million incurred in connection with a purchase price earn-out on the Honsel acquisition to be unusual because such earn-out arrangements are normally recorded as additional purchase price and are not normally expensed. However, with respect to this particular earn-out, it was determined in the fourth quarter of 2005 that the legal structure of the earn-out required us to record this charge as a bonus expense in 2005. The $3.0 million of legal, consulting and severance costs incurred in connection with certain compliance matters in North Carolina, Chile, New Jersey and elsewhere was unusual because such charges are not the result of recurring operations and therefore do not accurately depict the business on an ongoing basis (for example, the largest single item was related to the North Carolina lobbying investigations, as more fully described in Note 21 to the Company’s 2005 financial statements). The $.915 million of start-up expenses incurred in connection with the opening of our new instant ticket production facility in the UK is unusual because the start up of an instant ticket production facility is a unique occurrence and not a normal activity for the Company; we last opened a production facility in 1999. The $.900 million of start-up costs incurred due to the new contract launch in Catalonia, Spain is unusual because we do not normally incur losses on the start-up of lottery operations. The Company believes that by identifying and disclosing these unusual charges, investors will have a better understanding of what to expect from the underlying operating performance of the business.

•      For each of the fourth quarter amounts of “other expense” and “unusual charges” on page 13 please explain the basis for recordation in the fourth quarters of fiscal 2004 and 2005.

Response:

The bases for recordation of the “unusual charges” in the fourth quarters of fiscal 2004 are as follows.

In the fourth quarter of 2004, the Company incurred charges of $16.868 million in connection with the restructuring of its debt in the fourth quarter of 2004, as more fully described in Note 9 of our Annual Report on Form 10-K for the Year Ended December 31, 2004.

In the fourth quarter of 2004, the Company recorded a charge of $6.060 million to reflect its share of the losses for the Italian consortium for the year, as more fully described in Note 9 and in Management’s Report on Internal Control Over Financial Reporting of our Annual Report on Form 10-K for the Year Ended December 31, 2004 where management concluded that it had a material weakness in the design of it’s internal controls related to this matter. During 2004, the Company held a minority equity interest in an incorporated Italian consortium (which formed in 2003 and began operations in 2004) that was accounted for under the cost basis of accounting. Subsequent to year end, management determined that because the Company had a 20% equity interest in an entity of that type, the Company’s pro-rata share of losses of the consortium in 2004 should have been recognized using the equity method of accounting. An adjustment for this matter was necessary to fairly present the financial statements for the year ended December 31, 2004 in accordance with GAAP.

In the fourth quarter of 2005, the Company recorded a charge of $.242 million to reflect its share of the quarterly losses of the Italian consortium, as more fully described in Note 19 to of our Annual Report on Form 10-K for the Year Ended December 31, 2005.

•      Please explain why you have not reconciled the diluted non-GAAP adjusted net income available to common stockholders per share to diluted GAAP EPS.

Response:

We will add a reconciliation of diluted GAAP net income per share to diluted non-GAAP adjusted net income per share in our future filings.